信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

Our Ref.: SLC-EI/JM-2003/CS-0001

03 JAN 21 AM 7:21

2 January, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wan Chai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

03003297

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's Press Announcement published in the South China Morning Post today regarding the appointment of Messrs. Lee Wank-hay, Ivan and Yu Wai Wai as Executive Directors.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

Encl.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Appointment of IL & YWW as Director\Letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

SINO LAND COMPANY LIMITED

The Chairman of the Board
is pleased to announce that
Mr. LEE Wank-hay, Ivan and
Mr. YU Wai Wai
have joined the Board
as Executive Directors
with effect from 1st January, 2003.

信 和 置 業 有 限 公 司

董事會主席茲欣然宣佈
委任李泓熙先生及
余惠偉先生
自二零零三年一月一日起
爲執行董事